SHANGRI-LA ASIA LIMITED

(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司

13 November 2007

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

BY COURIER

07027996

SUPPL

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 12 November 2007 which we released to The Stock Exchange of Hong Kong Limited on 12 November 2007 for publication on the website of Hong Kong Exchanges and Clearing Limited for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

PROCESSED
NOV 1 9 2007
THOMSON
FINANCIAL

Irene Ko
Company Secretary

Encl

c.c. J P Morgan
- Mr. King Ho

E:\\SHPCL\2007 3Q\ltr to SEC.doc.1

21/F CITIC Tower, No. 1 Tim Mei Avenue, Central, Hong Kong. Tel (852) 2525 9146 Fax (852) 2523 8842

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉（亞洲）有限公司*

website: http://www.ir.shangri-la.com

(Stock Code: 00069)

ANNOUNCEMENT OF UNAUDITED FINANCIAL RESULTS BY SUBSIDIARY – SHANGRI-LA HOTEL PUBLIC COMPANY LIMITED, THAILAND

THIS IS NOT THE ANNOUNCEMENT OF THE UNAUDITED FINANCIAL RESULTS OF SHANGRI-LA ASIA LIMITED ("SA") FOR THE THREE MONTHS AND NINE MONTHS ENDED 30 SEPTEMBER 2007. THIS ANNOUNCEMENT IS MADE BY SA PURSUANT TO THE REQUIREMENTS OF RULE 13.09(2) OF THE RULES GOVERNING THE LISTING OF SECURITIES ON THE STOCK EXCHANGE OF HONG KONG LIMITED TO PROVIDE SHAREHOLDERS OF SA AND THE PUBLIC WITH UNAUDITED FINANCIAL INFORMATION OF A LISTED SUBSIDIARY WHICH HAS ANNOUNCED SUCH INFORMATION TO THE PUBLIC IN THAILAND ON 12 NOVEMBER 2007 PURSUANT TO SECTION 56 OF SECURITIES AND EXCHANGE ACT B.E. 2535.

SUMMARY

SHANGRI-LA HOTEL PUBLIC COMPANY LIMITED, THAILAND ("SHPCL"), a 73.61% subsidiary of SA and a company listed on the Stock Exchange of Thailand, has announced its unaudited financial results for the three months and nine months ended 30 September 2007 in Thailand on 12 November 2007. The unaudited financial statements of SHPCL have been prepared in accordance with accounting principles and practices generally accepted in Thailand. The unaudited Consolidated Income Statement of SHPCL is provided below.

SHPCL, a subsidiary of SA listed on the Stock Exchange of Thailand and in which SA has a 73.61% interest, has announced its unaudited financial results for the three months and nine months ended 30 September 2007 in Thailand on 12 November 2007. The unaudited Consolidated Income Statement of SHPCL is provided below:

SHANGRI-LA HOTEL PUBLIC COMPANY LIMITED, THAILAND
UNAUDITED CONSOLIDATED INCOME STATEMENT
FOR THE THREE MONTHS AND NINE MONTHS ENDED 30 SEPTEMBER 2007

	Three months ended 30 September		Nine months ended 30 September	
	2007	**2006**	**2007**	**2006**
	Baht'000	*Baht'000*	*Baht'000*	*Baht'000*
Revenues from hotel operations:				
Room	234,939	239,512	796,223	814,065
Food and beverage	161,556	178,970	575,780	578,767
Others	42,303	40,389	130,869	123,539
Total revenues from hotel operations	438,798	458,871	1,502,872	1,516,371
Cost of sales and services	(137,180)	(144,705)	(433,255)	(444,587)
Gross profit	301,618	314,166	1,069,617	1,071,784
Selling and administrative expenses	(109,285)	(109,980)	(348,638)	(358,336)
Income from the sale of goods and the rendering of services	192,333	204,186	720,979	713,448
Other incomes				
Gain on sales of equipment	1,100	192	1,883	567
Interest income	10,518	17,980	47,039	47,377
Other income	11,022	46,295	27,137	60,475
Other expenses				
Depreciation	(77,304)	(78,745)	(234,037)	(232,824)
Others	(19,572)	(1,390)	(21,708)	(7,735)
INCOME FROM OPERATIONS	118,097	188,518	541,293	581,308
PROVISION FOR LOSS ON LOANS TO AND INVESTMENT IN RELATED COMPANIES	(17,386)	(9,369)	(50,415)	(32,078)
INCOME BEFORE CORPORATE INCOME TAX	100,711	179,149	490,878	549,230
CORPORATE INCOME TAX	(34,148)	(46,523)	(158,374)	(147,999)
NET INCOME FOR THE PERIOD	66,563	132,626	332,504	401,231
BASIC EARNINGS PER SHARE (BASED ON NET INCOME) (BAHT)	0.51	1.02	2.56	3.09

GENERAL

SHAREHOLDERS SHOULD NOTE THAT THE ABOVE UNAUDITED FINANCIAL RESULTS INCLUDING THE EARNINGS PER SHARE PERTAIN ONLY TO SHPCL, A 73.61% SUBSIDIARY OF SA, AND NOT TO SA ITSELF.

SA WILL ACCOUNT FOR ITS 73.61% SHARE OF THE 2007 CONSOLIDATED RESULTS OF SHPCL IN SA'S 2007 FINAL RESULTS AFTER MAKING APPROPRIATE ADJUSTMENTS TO CONFORM WITH SA'S ACCOUNTING POLICIES WHICH ARE IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN HONG KONG.

By Order of the Board
Shangri-La Asia Limited
Kuok Khoon Loong, Edward
Chairman

Hong Kong, 12 November 2007

As at the date of this announcement, the Board of Directors of SA comprises Mr. Kuok Khoon Loong, Edward, Mr. Lui Man Shing, Mr. Giovanni Angelini, Mr. Ng Si Fong, Alan as Executive Directors; Madam Kuok Oon Kwong, Mr. Ho Kian Guan, Mr. Lee Yong Sun, Mr. Roberto V. Ongpin and Mr. Ho Kian Hock (alternate to Mr. Ho Kian Guan) as Non-Executive Directors; and Mr. Alexander Reid Hamilton, Mr. Timothy David Dattels, Mr. Wong Kai Man and Mr. Michael Wing-Nin Chiu as Independent Non-Executive Directors.

* *for identification purpose only*

END